Exhibit 21.2

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY
Subsidiaries of American Equity Investment Life Holding Company

State of Incorporation
Insurance Subsidiaries:
American Equity Investment Life Insurance Company	Iowa
American Equity Investment Life Insurance Company of New York	New York
Eagle Life Insurance Company	Iowa
Noninsurance Subsidiaries:
AE Capital, LLC	Iowa
American Equity Properties, L.C.	Iowa
American Equity Capital Trust II	Delaware
AERL, L.C.	Iowa